

MDS Reports First Quarter 2005 Financial Results

Revenues grow as foreign exchange and cost of change initiatives impact performance

Toronto, Canada – March 10, 2005.   MDS Inc. (TSX: MDS; NYSE: MDZ), the global health and life sciences company, today reported its first quarter 2005 results. As expected, the Company recorded growth in revenues that was offset by the negative impact of a strong Canadian dollar and the cost of change initiatives.

First Quarter Year-over-Year Financial Highlights:

- Revenues increased by 3% to $443 from $431 million, excluding the impact of foreign currency, revenues grew 7%.
- Operating income declined from $61 million to $49 million.
- Basic earnings per share of $0.21 compared to $0.20, and earnings per share from continuing operations before MDS Proteomics and other items of $0.21 compared to $0.30.
- Declared a quarterly cash dividend of $0.0325 per common share.
- Repurchased 522,900 shares at an average price of $16.29 through the Company's normal course issuer bid.

The continued depreciation of the US dollar has had a significant negative effect on our life sciences performance in the first quarter, despite gains realized on our hedges. For the quarter, the declining US dollar impacted revenues by $18 million, operating income by $12 million and earnings per share by $0.06 per share.

"Our performance was in keeping with our expectations for the quarter. Despite overall revenue growth, our operating results were negatively impacted by the continued strength of the Canadian dollar relative to the US dollar and the cost of implementing our organizational change initiatives in the quarter." said John Rogers, President and CEO, MDS Inc.

Operating Highlights

Life Sciences segment revenues increased 3% to $293 million up from $285 million in the prior year's quarter. The weakness of the US dollar relative to the Canadian dollar continued to have a negative impact on our results in this segment. Operating income in the quarter was $35 million compared to $57 million in the prior year.

- Pharmaceutical research services revenues grew 14% over the prior year from $126 million, to $144 million (17% on a currency neutral basis). Backlog grew 31% to $315 million, up from $240 million in the first quarter of 2004. In the last month of the quarter we did experience some expected weakening in the bioanalytical business, which we believe will persist until we have the FDA review behind us.
- Isotopes revenues were $75 million compared to a strong first quarter in 2004 of $86 million.
- Analytical instruments revenues were $74 million compared to $73 million in the first quarter last year and up 21% over the fourth quarter of 2004. For the quarter, sales were up 6% on a currency neutral basis. In January, MDS Sciex and its partner Applied Biosystems introduced its latest API analyzer, the API 5000 which offers unparalleled sensitivity and accuracy for drug discovery.

Health segment revenues increased 3% from $146 million to $150 million. Operating income was $14 million in the quarter. The allocation of $2 million in change initiative costs to the Health segment offset a 7% increase in operating income in this segment.

- Canadian laboratories revenues grew 1% to $100 million, with growth in both Ontario and Alberta being offset by reductions in BC.
- Distribution revenues grew 6% to $50 million.

Corporate

The Board of Directors and senior management continue to be actively engaged in the process of recruiting a candidate for the Chief Operating Officer role. This role is key to the succession planning process for the Company and is expected to be filled over the next few months.

The Board of Directors declared a quarterly cash dividend of $0.0325 per Common share, to all shareholders of record as of March 18, 2005. The dividend is payable on April 1, 2005.

Outlook

"Fiscal 2005 is an important year as we move towards the completion of our organizational initiatives. While we are anticipating revenue growth across most of our businesses, foreign exchange and the cost of implementing our change initiatives will continue to have a material negative impact on our operating results through the balance of the year." said John Rogers. "More than ever, it is critical that we focus on the completion of our change initiatives which will enhance our performance in 2006 and beyond." he added.

MDS will hold its Annual Shareholder Meeting at 4:00 pm EST today at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. This meeting will also be broadcast live at www.mdsintl.com at 4:00 pm EST. MDS will be holding a conference call today at 10:00 am. This call will be webcast live at, www.mdsintl.com, and will also be available in archived format at www.mdsintl.com/news_present.asp after the call.

MDS Inc. (TSX:MDS)(NYSE:MDZ). has more than 9,000 highly skilled people in 25 countries providing a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global health and life sciences company, recognized for our reliability and collaborative relationships. Please refer to our website at www.mdsintl.com to find out more about how we help create better outcomes in the treatment of disease.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com

Media Relations:
Mike Nethercott
Vice-President, Corporate Marketing and Communications
416-675-6777 x 4656
mnethercott@mdsintl.com

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceutical and US Laboratory operations, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

Revenue for the first quarter of fiscal 2005 climbed 3% over the same period last year, taking into account the discontinuation of our US laboratories business. For the first quarter, the average rate of exchange between the Canadian and US dollars was $1.21 this year compared to $1.31 last year and our effective translation rate on revenues was $1.29 versus $1.41. The declining US dollar, combined with the reduced protection afforded by our hedge portfolio, resulted in a drop in revenues of $18 million. Adjusting for this, revenue growth was 7%.

Operating income for the quarter was $49 million, a decrease of $12 million or 20% over the same period last year. Excluding the impact of MDS Proteomics on operating income for the first quarter last year, operating income is down $23 million, or 32%. The drop in the effective US dollar conversion rate for the quarter, resulting from the decreasing effectiveness of our hedge portfolio, was a major factor in this decline, as operating income dropped $12 million from this cause alone. In addition, we increased our investment in change initiatives by $7 million this quarter compared to last year. Excluding these two items, operating income was $68 million.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary of First Quarter Consolidated Results		2005		2004	Change
Revenues	$	443	$	431	3%
Operating Income	$	49	$	61	(20%)
Basic earnings per share	$	0.21	$	0.20	5%

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following tables.

		First Quarter		
		2005		2004
Operating income from continuing operations before MDS Proteomics and other items	$	49	$	72
MDS Proteomics - Operations		-		(11)
Operating income from continuing operations	$	49	$	61

		First Quarter		
		2005		2004
EPS from continuing operations before MDS Proteomics	$	0.21	$	0.30
MDS Proteomics		-		(0.08)
EPS from continuing operations		0.21		0.22
Discontinued operations		-		(0.02)
Basic EPS	$	0.21	$	0.20

Segment results

First Quarter				2005					2004
		Revenues		Operating Income	Operating Margin		Revenues		Operating Income (Loss)	Operating Margin
Life Sciences	$	293	$	35	12%	$	285	$	57	20%
Health		150		14	9%		146		15	10%
		443		49	11%		431		72	17%
Proteomics		-		-	-		-		(11)	n/m
	$	443	$	49	11%	$	431	$	61	14%

n/m = not meaningful

Life Sciences

Review of operations – Revenues from Life Sciences businesses for the quarter were:

First Quarter		2005		2004	Change
Early-stage research	$	95	$	89	7%
Late-stage research		49		37	32%
Pharmaceutical research services		144		126	14%
Gamma sterilization		16		23	(30%)
Nuclear medicine		51		53	(4%)
Therapy systems		8		10	(20%)
Isotopes		75		86	(13%)
Analytical instruments		74		73	1%
	$	293	$	285	3%

Revenue growth in our Life Sciences businesses was modest this quarter compared to the same quarter last year. Strong revenue growth in our pharmaceutical research services businesses offset currency related weakness in our isotopes and instruments businesses.

Pharmaceutical research service revenues increased by 14% in the first quarter compared to the same period last year. Adjusted for the value of the US dollar, revenue growth from these businesses was 17%. The performance was led by our late-stage businesses, where our central laboratory revenues were up 54% and our global clinical development revenues were up 21%. These businesses also continued to deliver solid growth in backlog, as detailed in the table below.

Early-stage revenues grew 7% for the quarter, and both discovery/preclinical and early clinical research were strong contributors. Bioanalytical revenues were down 11% over the prior year and 4% compared to the fourth quarter of 2004.

The impact of the December 21, 2004 untitled letter from the US Food and Drug Administration ("FDA") on revenue for the quarter is difficult to assess. To date, we have seen only a minor effect on cancellation rates in bioanalytical work and therefore little impact on the level of revenues reported for the current quarter. We have, however, begun to experience a lower success rate on bioanalytical proposals. More importantly, there has been a decrease in the number of studies upon which we are invited to submit a proposal. We attribute this to prudence on the part of our clients who wish to obtain a better understanding of the outstanding issues identified in that letter. Our efforts are therefore focused on achieving this resolution.

On February 2, 2005, and as part of our ongoing dialogue with the FDA, MDS met with the Agency to present and discuss a plan to review bioequivalence studies conducted at our Montreal Bioanalytical facility. During the meeting, the FDA indicated that they concurred with the overall approach of the review plan, with some minor modifications that we have incorporated.

The review plan presented to the FDA provides a standardized mechanism for conducting a comprehensive review of bioequivalence studies conducted at the facility between 2000 and 2004. The studies will be reviewed in order of priority, based on specific criteria described in the plan, and appropriate review processes and quality assurance checks will be instituted. The need for detailed additional analysis or corrective action, if any, will be determined as results of the individual study reviews are obtained.

We have devoted dedicated resources to this review and began the process in February. We will provide the FDA with periodic updates on the progress of the review and remain committed to complete cooperation with the FDA in the execution of this plan.

Due to the comprehensive nature of the review, it is not possible at this time to accurately project when the review will be completed or the cost of completing the work. We are confident that the allocation of dedicated resources will enable the diligent and effective execution of the plan, yet at the same time allow the facility to conduct ongoing and future customer studies at the site with minimal disruption. The cost of this review will be reflected as an operating cost for the period in which it is incurred.

Throughout this challenging period, we have maintained our focus on ensuring our customers understand the nature of the issues raised and the steps we are taking to satisfy the needs of the FDA. We are confident that we will meet all requirements of the Agency.

Outside of our bioanalytical business, our sales momentum remains strong. During the quarter we added $15 million to our contract backlog, with this growth coming from late-stage contracts. It is important to note that backlog in bioanalytical work accounts for substantially less than 10% of total contract backlog due to the short-term nature of these contracts. As a result of the reduction in the number of proposals we have made in this area, our bioanalytical backlog has dropped; however, backlog in other early-stage work has held steady.

Average Backlog	[millions of US dollars]
Fiscal 2003 – Quarter 1	$ 200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 – Quarter 1	240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 – Quarter 1	315

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and to reduce the volatility that would result from converting the measure to Canadian dollars.

Despite the decline in our hedge rate for the quarter from $1.54 to $1.37 revenues from medical isotopes remained strong, down just 4%. Revenue from gamma sterilization was down 30% over the strong revenue recorded in the year earlier period. Shipments of cobalt during the final quarter of 2004 were at record highs and therefore some normalization was expected in the current quarter. This business unit remains on track for annual revenues well above those achieved in 2003, and is expected to approach the record level of cobalt revenues achieved in 2004.

Reported analytical instrument revenues were up 1% compared to the first quarter of 2004 as growth in this division was hampered by the drop in our hedge rate. Revenues were up 21% sequentially compared to the fourth quarter last year. Included in revenues for the quarter were sales of MALDI-TOF instruments totaling $6 million.

The impact of the drop in the US dollar obscures the continued strong sales of instruments. For the quarter, customer shipments were up 5% overall, reflecting the impact of the MALDI-TOF product line, and continued strength in the important triple-quad market. We introduced the new, more sensitive, API 5000 in mid January and expect to build sales of these new units in the second quarter. The API 5000 is currently in demonstration labs and has been well received by our customers.

The MDS Sciex/AB joint venture has built an impressive portfolio of patents around mass spectroscopy and has a track record of defending the portfolio aggressively against competitors. In the past two years, we recorded a total of $53 million in gains from patent infringement settlements with Waters Corporation. During the fourth quarter of 2004, we initiated a claim against Thermo Electron Corporation ("Thermo") for infringement of these same patents. In February, we received a statement of claim from Thermo, alleging the API 5000 infringes a Thermo patent. We are currently investigating the validity of the claim and the patent.

Operating income for the segment was $35 million at a margin of 12%, down from $57 million and 20% in the first quarter last year and in line with fourth quarter results. The impact of the US dollar on export revenues has a significant flow-through effect on operating income, as the vast majority of costs incurred by our Life Sciences businesses are denominated in Canadian dollars. The reduced amount of hedges, combined with the lower exchange rate reflected in our portfolio, caused a $12 million decrease in operating income for the segment. The segment's share of the increase in our ongoing investment in change was $5 million and this accounts for the majority of the remaining decrease.

Capital expenditures – Purchases of capital assets in Life Sciences amounted to $18 million for the quarter compared to $21 million last year.

Included in capital expenditures for the quarter is $10 million related to the MAPLE facility. Construction costs for this project, as well as Atomic Energy of Canada Limited's ("AECL") current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL.

During the third quarter of 2004, we were advised by AECL that a technical problem was experienced during an operating test, and the shut-off rod safety system, which forms a central part of the emergency shutdown system of the MAPLE reactor, failed to function within its specifications. The investigation of this incident has determined that a minor electrical problem was at fault and we have been advised by AECL that the situation has been resolved.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient, reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

Segment outlook – Currency fluctuations, especially the weakness in the US dollar, remain an important challenge for our Life Sciences businesses. Revenue growth in the Life Sciences segment will continue to be constrained by the US dollar. We are expecting a 6% decline overall in the effective rate this year, similar in size to the drop in the effective rate we realized in 2004. The impact on operating income is expected to be more significant this year as the rate used to translate export revenues for businesses not based in the US is expected to drop 8% compared to a 5% decrease in 2004. These market dynamics will keep operating margins lower than those seen in recent years.

Although it is difficult to estimate how long it will take to complete our review of bioanalytical procedures in our Montreal facility, we expect the major impact of this work during the next two quarters. We believe that normal operations of the facility can be maintained and that business development activities will be successful in restoring revenue growth for this business unit.

Our current portfolio of hedges extends to cover the majority of expected 2005 Canadian export revenues at a rate of $1.38. We continue to monitor the forward markets and have secured additional hedge contracts in recent weeks. Our existing portfolio also provides limited protection in fiscal 2006 at current market levels.

Health

Review of operations – Revenues from Health businesses in the quarter were:

First Quarter		2005		2004	Change
Diagnostics	$	100	$	99	1%
Distribution		50		47	6%
	$	150	$	146	3%

Revenues in our Canadian diagnostic business increased slightly this quarter compared to the same quarter last year. Revenues increased in Ontario and Calgary in the quarter; however, these increases were largely offset by the negative impact of the 20% fee reduction by the Province of British Columbia ("BC"), that became effective July 1, 2004 and the loss of the Saskatchewan contracts last Spring. The effect of the BC fee cut was partially offset by continued growth in patient volumes in the province.

Our Distribution business continued to perform well, with revenues up 6% over the prior year. This business continues to deliver a modest but reliable operating margin and a respectable return on our investment.

Operating income for the Health segment was $14 million, down slightly from last year. Operating income includes the segment's share of change initiative spending. Excluding the increase in this investment, the segment operating income was $16 million, a 7% increase over the prior year.

Capital expenditures – Health businesses purchased $3 million of capital assets during the quarter compared to $7 million for the quarter last year.

Segment outlook – We expect continued solid performance from the Health businesses, although overall operating income for the year is expected to be lower than last year due to the BC fee cut and spending on change initiatives.

Corporate

Net interest expense of $4 million is down slightly from last year, reflecting the decreased cost in Canadian dollars of interest on our US dollar Senior Unsecured Notes.

Our effective tax rate for the quarter was 27% compared with 41% last year. Tax expense for the quarter is net of $4 million of tax savings realized through LPBP Inc. Adjusted for the impact of the LPBP tax benefit, our tax rate for the quarter was 36%, a rate we expect to maintain over the balance of 2005.

The recent Canadian Federal budget proposed tax rate reductions in future years. The proposed reductions have no impact in the current year, except that the changes will require a revaluation of our long-term tax assets and liabilities, resulting in a $2 million reduction in net tax liabilities. Under Canadian GAAP, this adjustment will result in a decrease in tax expense that will be reflected in income in the period in which the Federal budget passes third reading in Parliament.

For the quarter, selling, general and administrative expenses ("SG&A") were $78 million compared to $74 million last year. Spending on SG&A is up slightly from last year at 18% of revenues. SG&A includes the $7 million higher level of investment in various change initiatives announced last year, including work on our common business system and our evolution towards a shared-services approach for support services.

SG&A for the quarter includes $1 million spent on Sarbanes-Oxley compliance, bringing the total to date on the project to close to $2 million. We welcome the recent announcement that this deadline is to be deferred as it will allow us to more effectively integrate our changing support services with processes required to achieve Sarbanes-Oxley compliance.

Research and development ("R&D") spending in the quarter of $9 million is down $2 million from last year, reflecting the discontinuance of our involvement in MDS Proteomics.

Discontinued operations

During the quarter, we ceased manufacturing generic radiopharmaceuticals and began the process of closing the portion of our Belgian facility dedicated to this use. During the quarter, we utilized $3 million from a reserve established in 2003 to cover severance costs at the facility. We estimate that remaining reserves are sufficient to meet expected liabilities. Operating costs incurred in the facility during this final shutdown period will be recorded in the loss from discontinued operations until the shutdown is completed. Revenues from this business were $2 million for the quarter.

Negotiations continued in the quarter with respect to our exit from our remaining US laboratory. We expect to reach an agreement to sell or close the facility by the end of the second quarter. Revenues from this business were $9 million for the quarter and the business was marginally profitable. Income from this business is included with the loss from the discontinued radiopharmaceutical operations.

Liquidity and capital resources

Our cash position at January 31, 2005 was $288 million, down slightly from $296 million at October 31, 2004. Operating working capital was $147 million, an increase of $9 million from October, due to a reduction in accounts payable and accruals.

Cash flow from operating activities for the quarter was $32 million, compared to an outflow of $3 million in the first quarter last year. The negative operating cash flow for the prior year reflected a net cash usage of $60 million for working capital resulting from a build up in accounts receivable and a reduction in accounts payable.

Investment and financing activities for the quarter required a total of $42 million, including $4 million of outflow related to the new quarterly dividend payment on January 1, 2005, and $8 million spent to repurchase shares under our Normal Course Issuer Bid. In the first quarter of 2004, we received $32 million from Biogen Idec Corporation to buy-out certain minimum purchase commitments they had. Excluding this cash inflow, cash used in investing and financing activities in the first quarter last year totaled $41 million.

There has been no material change in any contractual obligations since the end of fiscal 2004.

Outlook

Our results for the quarter were lower than last year but were largely in line with our projections. Continued US dollar weakness, combined with strong competition in the US-dominated life sciences markets, will limit our ability to adjust our pricing in those key markets, which will affect our results for the foreseeable future.

The continuing uncertainty associated with the FDA review of our Montreal facility will have an impact on our pharmaceutical research business this year. We have devoted resources to this project and we will move the review plan forward as quickly as we can. At this time, we cannot predict the full year impact of either reduced revenues or higher operating costs associated with the plan.

To address these challenges we are investing in change initiatives that are intended to make MDS a more effective and more efficient company. These investments are significant, both in terms of the dollars spent and of the efforts made by our employees. As with all change, the benefits can be achieved only after the cost is incurred. We are incurring these costs now and it is affecting our bottom line. We are beginning to see the positive aspects of these changes and remain committed to delivering at least $40 million of savings on an annualized basis by the end of 2005, although ongoing costs of change will exceed these savings this year.

Changes in accounting policy

During the quarter, we adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The Guideline establishes specific criteria to determine if a non-controlled investee is a variable interest entity and, if so, if the investee should be consolidated. Adoption of the Guideline had no impact of the Company's results or financial position.

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of the financial statements of the comparative quarter, ended January 31, 2004.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
[UNAUDITED]

As at January 31 with comparatives at October 31
[millions of Canadian dollars]

		2005		2004
ASSETS				
Current				
Cash and cash equivalents	$	288	$	296
Accounts receivable		312		318
Unbilled revenue		78		71
Inventories		180		182
Income taxes recoverable		18		16
Current portion of future tax asset		14		14
Prepaid expenses		31		24
		921		921
Capital assets		815		805
Future tax asset		119		123
Long-term investments and other		164		160
Goodwill		663		665
Other intangible assets		54		54
Total Assets	$	2,736	$	2,728
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	305	$	335
Deferred revenue		118		98
Income taxes payable		53		49
Current portion of unrealized benefit of future tax asset		13		13
Current portion of long-term debt		6		6
		495		501
Long-term debt		493		488
Deferred revenue		38		44
Unrealized benefit of future tax asset		78		82
Other long-term obligations		35		34
Future tax liabilities		62		60
Minority interest		17		22
	$	1,218	$	1,231
Shareholders' equity				
Share capital [note 2]		834		833
Retained earnings		621		600
Currency translation adjustment		63		64
		1,518		1,497
Total liabilities and shareholders' equity	$	2,736	$	2,728

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
[UNAUDITED]
[see note 3 - Discontinued Operations]

[millions of Canadian dollars, except per share amounts]	Three months ended January 31		
	2005		2004
Net revenues	**$**	**443**	$ 431
Cost of revenues		**(288)**	(268)
Selling, general and administration		**(78)**	(74)
Research and development		**(9)**	(11)
Depreciation and amortization		**(17)**	(17)
Restructuring charges – net *[note 4]*		**(1)**	-
Equity earnings		**(1)**	-
Operating income	**$**	**49**	$ 61
Interest expense		**(6)**	(7)
Dividend and interest income		**2**	2
Income from continuing operations before income taxes and minority interest		**45**	56
Income taxes		**(12)**	(23)
Minority interest – net of tax		**(2)**	(1)
Income from continuing operations		**31**	32
Loss from discontinued operations – net of tax *[note 3]*		**(1)**	(4)
Net income	**$**	**30**	$ 28
Earnings per share *[note 5]*			
Basic	**$**	**0.21**	$ 0.20
Diluted	**$**	**0.21**	$ 0.19

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
[UNAUDITED]

[millions of Canadian dollars]	Three months ended January 31		
	2005		2004
Retained earnings, beginning of period	**$**	**600**	$ 572
Net income		**30**	28
Repurchase of shares		**(5)**	-
Dividends – cash		**(4)**	-
Retained earnings, end of period	**$**	**621**	$ 600

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

	Three months ended January 31	
[millions of Canadian dollars]	**2005**	2004
Operating activities		
Net income	$ **30**	$ 28
Items not affecting current cash flow *[note 7]*	**19**	29
	49	57
Changes in non-cash working capital balances relating to operations *[note 7]*	**(17)**	(60)
	32	(3)
Investing activities		
Acquisitions	**-**	(2)
Purchase of capital assets	**(21)**	(28)
Other	**(1)**	(1)
	(22)	(31)
Financing activities		
Repayment of long-term debt	**-**	(1)
Increase (decrease) in deferred income and other long-term obligations	**(5)**	23
Payment of cash dividends	**(4)**	-
Issuance of shares	**4**	4
Repurchase of shares	**(8)**	-
Distribution to minority interest	**(7)**	(4)
	(20)	22
Effect of foreign exchange rate changes on cash and cash equivalents	**2**	(3)
Decrease in cash position during the period	**(8)**	(15)
Cash position, beginning of period	**296**	260
Cash position, end of period	$ **288**	$ 245

Cash position comprises cash and cash equivalents
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Change in accounting policy

In 2004, the Accounting Standards Board of the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if the equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States ("US") accounting treatment.

The adoption of AcG-15 has had no impact on the Company's operations and financial position. The Company will analyze these investments on a quarterly basis.

2. Share Capital

The following table summarizes information on share capital and related matters at January 31, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	141,693	n/a
Stock options	8,093	2,525

During the quarter, the Company repurchased and cancelled 522,900 Common shares.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:

		Three months to January 31		
		2005		2004
Revenues	$	11	$	30
Loss from discontinued operations – net of tax	$	1	$	4

The Company has paid $3 million of severance costs, relating to the Belgium facilities, which were charged to the outstanding provision remaining at the end of fiscal 2004. The closure of this business is proceeding, and the Company expects to complete its exit in the current year.

The earnings per share impact of discontinued businesses is as follows:

	Three months to January 31	
	2005	2004
Earnings per share, continuing operations	$ **0.21**	$ 0.22
Loss per share, discontinued operations	**-**	(0.02)
Basic earnings per share	$ **0.21**	$ 0.20

4.   Restructuring Charges

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations. Following is a summary of the provisions as of January 31, 2005:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Reserve Balance at January 31, 2005
		Cash	Non-Cash [(1)]	
Restructuring charge at				
October 31, 2003	$ 17	$ (16)	$ 1	$ 2
April 30, 2004	4	(4)	-	-
October 31, 2004	10	-	-	10
January 31, 2005	1	(1)	-	-
	$ 32	$ (21)	$ 1	$ 12

[(1)] Included in non-cash drawdowns is the impact of foreign exchange.

The remaining balance is expected to be paid in the current calendar year.

5.   Earnings per Share

a) Dilution

	Three months ended January 31	
(number of shares in millions)	**2005**	2004
Net income available to Common shareholders	$ **30**	$ 28
Weighted average number of Common shares outstanding – basic	**142**	141
Impact of stock options assumed exercised	**-**	2
Weighted average number of Common shares outstanding – diluted	**142**	143

[All tabular amounts in millions of Canadian dollars, except where noted]

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months ended January 31	
		2005	2004
Pro forma net income available to Common shareholders		**$ 28**	$ 26
Pro forma earnings per share	- basic	**$ 0.20**	$ 0.18
	- diluted	**$ 0.20**	$ 0.18

During the quarter, the Company granted 950,850 options (2004 – 935,000) at an average exercise price of $17.81 (2004 - $19.65). These options have a Black Scholes value of $6.19 per share, based on the following assumptions:

	2005	2004
Risk-free interest rate	**3.8 %**	5.5 %
Expected dividend yield	**0.7 %**	1.0 %
Expected volatility	**0.342**	0.350
Expected time to exercise (years)	**5.25**	5.25

6. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post employment benefit expense for the year-to-date was $1 million (2004 - $1 million).

[All tabular amounts in millions of Canadian dollars, except where noted]

7. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months ended January 31	
	2005	2004
Depreciation and amortization	**$ 17**	$ 18
Minority interest	**2**	1
Future income taxes	**2**	10
Equity earnings - net of distribution	**1**	-
Other	**(3)**	-
	$ 19	$ 29

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31	
	2005	2004
Accounts receivable and unbilled revenue	**$ (2)**	$ (48)
Inventories	**1**	32
Accounts payable and deferred revenue	**(12)**	(43)
Income taxes	**2**	8
Foreign exchange and other	**(6)**	(9)
	$ (17)	$ (60)

8. Segmented Information

	Three months ended January 31							
				2005				2004
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 293**	**$ 150**	**$ -**	**$ 443**	$ 285	$ 146	$ -	$ 431
Operating income (loss)	**35**	**14**	**-**	**49**	57	15	(11)	61
Revenues by products and services:								
Medical isotopes				**75**				86
Analytical equipment				**74**				73
Pharmaceutical research services				**144**				126
Clinical laboratory services				**100**				99
Distribution and other				**50**				47
Capital expenditures – net	**18**	**3**	**-**	**21**	21	7	-	28
Depreciation and amortization	**14**	**3**	**-**	**17**	12	4	1	17

9. Financial Instruments

As of January 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$204 million at a weighted average exchange rate of C$1.38 maturing over the next 9 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for these derivative financial instruments are as follows:

			Three months to January 31		
	2005		2004		
	Carrying amount	**Fair Value**	Carrying Amount	Fair Value	
Net asset (liability) position:					
Currency forward and option contracts	**$ (1)**	**$ 28**	$ -	$ 44	
Interest rate swap and option contracts	**$ -**	**$ 2**	$ -	$ 1	

10.   Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.